UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: August 31, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Voluntary Announcement

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

VOLUNTARY ANNOUNCEMENT

This announcement is made by CNOOC Limited (the “Company”) on a voluntary basis.

Nexen Energy ULC, an indirectly wholly-owned subsidiary of the Company (“Nexen”), initiated an internal audit of its corporate pipeline integrity management system in early July 2015 as part of its Process Safety Management program in relation to its oilsands operation located at Long Lake, Alberta, Canada. The audit identified a number of non-compliances primarily related to documentation of maintenance activities. On 25 August 2015 (Canada time), Nexen voluntarily self-disclosed the findings to the Alberta Energy Regulator (“AER”), along with a schedule for an action plan. Subsequent to the self-disclosure by Nexen, AER issued a suspension order on 28 August 2015 (Canada time) immediately suspending the operations authorized under 15 pipeline licences granted to Nexen under the Pipeline Act RSA 2000 and such licences shall remain suspended until the suspension order is rescinded in writing by the AER.

The suspended pipeline licences under the suspension order relate to pipelines from the oilsands operation of Nexen in Long Lake, Alberta, Canada. The Company is of the view that, based on the information currently available, the suspension order is not expected to have any material impact on the operations and financial condition of the Group as a whole.

The level of non-compliance or the enforcement action (if any) that Nexen may face will be determined by the AER as part of the investigation into the matter. Nexen will continue to work with the AER to rescind the suspension order to satisfy the AER that the pipelines can be operated safely.

In the meantime, holders of shares and securities and potential investors of the Company should exercise caution when dealing in the securities of the Company.

If there is any significant development in relation to the matter, the Company will issue further announcements as and when required under the Listing Rules.

By Order of the Board

CNOOC Limited

Zhong Hua

Joint Company Secretary

Hong Kong, 31 August 2015

As at the date of this announcement, the Board comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong Wu Guangqi	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Non-executive Directors
Yang Hua (Chairman) Lv Bo Wang Jiaxiang